EXHIBIT 99.1

B Communications Reports its Financial Results
for the Fourth Quarter and Full Year of 2014

- Net Income Attributable to Shareholders for the Fourth Quarter Totaled NIS 70 Million Resulting in
Return to Positive Retained Earnings -

Ramat Gan, Israel – March 26, 2015 – B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM), a telecommunications-oriented holding company holding a controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ), today reported its financial results for the fourth quarter and year ended December 31, 2014.

Bezeq’s Results: For the fourth quarter of 2014, the Bezeq Group reported revenues of NIS 2.3 billion ($582 million) and operating profit of NIS 633 million ($163 million). Bezeq’s EBITDA for the fourth quarter totaled NIS 954 million ($245 million), representing an EBITDA margin of 42.2%. Net income for the period attributable to Bezeq’s shareholders totaled NIS 416 million ($107 million). Bezeq's cash flow from operating activities during the period totaled NIS 739 million ($190 million).

Cash Position: As of December 31, 2014, B Communications’ unconsolidated cash and cash equivalents and short term investments totaled NIS 997 million ($256 million). As of December 31, 2014, B Communications financial liabilities included NIS 2.8 billion ($724 million) of its Senior Secured Notes (7⅜%), NIS 709 million ($182 million) of its Series B Debentures and a NIS 148 million ($38 million) tax liability (including accrued interest and unamortized premiums, discounts and debt issuance costs).

B Communications’ Unconsolidated Balance Sheet Data (in millions)

			Convenience
			translation into
			U.S. dollars
			(Note A)
	December 31,	December 31,	December 31,
	2013	2014	2014
	NIS	NIS	US$
Financial liabilities
Senior Secured Notes 7⅜%(1)	-	2,815	724
Series B Debentures	706	709	182
Series A Debentures	193	-	-
Bank and institutional loans	2,502	-	-
Tax liability(2)	136	148	38
Total	3,537	3,672	944

Liquidity balances
Lockbox account(3)	209	447	115
Unrestricted cash(4)	455	550	141
Total	664	997	256

(1)
Senior Secured Notes balance is the sum of (a) the NIS amount equivalent (NIS 2,561 million) of the $725 million hedge that was established on the date the Notes were issued, (b) $75 million (the residual balance of our Senior Secured notes that was not hedged) multiplied by the representative rate of exchange as of December 31, 2014 (NIS 3.889 = U.S. Dollar 1.00) and (c) accrued interest and unamortized debt issuance costs.

(2)
On January 22, 2015, B Communications entered into a Tax Assessment Agreement with the Israeli Tax Authority (the “Agreement”), with respect to (i) a final tax assessment with respect to tax years 2007-2009, and (ii) a final tax assessment with respect to the sale of its legacy communications business that was completed on January 31, 2010. According to the Agreement, B Communications will pay the Israeli Tax Authority NIS 148 million ($38 million) including interest and CPI linkage differences, in 24 monthly installments starting in February 2015. B Communications has sufficient tax provisions to cover this resolution.

(3)
Lockbox account - one or more accounts designated as a lockbox account and maintained by B Communications (SP-2) Ltd. (or any of its successors) and pledged as collateral to the security agent for the benefit of the holders of the Senior Secured Notes. Amounts from prior periods are shown as comparative data and reflect amounts that were maintained by B Communications (SP-2) Ltd. but not in a lockbox account.

(4)
Unrestricted cash - any funds, property or assets (including any property or assets acquired with or earned on such unrestricted cash) not expressly required by the terms of the Indenture for the Senior Secured Notes to be deposited in or allocated to the lockbox account and any other funds with respect to which the Indenture expressly provides constitute unrestricted cash, including proceeds from indebtedness permitted to be incurred under the Indenture which are not otherwise expressly required by the terms of the Indenture to be deposited in or allocated to the lockbox account; provided that no specified shares or collateral shall constitute unrestricted cash.

B Communications' Cash Management: B Communications manages its cash balances according to an investment policy that was established by its Board of Directors. The investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income received from investments without significantly increasing the risk of loss. According to B Communications' investment policy approximately 80% of the funds must be invested in investment-grade securities.

Dividend from Bezeq: On August 6, 2014, Bezeq's Board of Directors resolved to recommend to its General Meeting of Shareholders the distribution of a cash dividend of NIS 1,267 million ($326 million). On September 3, 2014, Bezeq's shareholders approved the dividend distribution and on October 2, 2014, B Communications received its share totaling approximately NIS 391 million ($101 million).

In accordance with Bezeq's dividend policy, its Board of Directors recommended the distribution of 100% of its profits for the second half of 2014 as a cash dividend of NIS 844 million ($217 million) to its shareholders. The dividend, which is subject to shareholder approval, is expected to be paid on May 27, 2015 to shareholders of record as of May 14, 2015. B Communications’ share of the dividend distribution, if approved, is expected to be approximately NIS 260 million ($67 million).

B Communications’ Fourth Quarter and Full Year Consolidated Financial Results

B Communications’ consolidated revenues for the fourth quarter of 2014 totaled NIS 2,262 million ($582 million), a 6.1% decrease compared with NIS 2,409 million reported in the fourth quarter of 2013. For the full year 2014, B Communications’ revenues totaled NIS 9,055 million ($2,328 million), a 5.3% decrease compared to NIS 9,563 million reported in 2013. For both the current and the prior-year periods, B Communications’ consolidated revenues consisted entirely of Bezeq’s revenues.

B Communications’ consolidated operating income for the fourth quarter of 2014 totaled NIS 511 million ($131 million), a 23.7% increase compared with NIS 413 million reported in the fourth quarter of 2013. For the full year 2014, B Communications’ consolidated operating income totaled NIS 2,599 million ($668 million), a 27.7% increase compared with NIS 2,035 million reported in 2013. The increase was primarily attributed to Bezeq's sale of Yad2 in the second quarter of 2014 that resulted in NIS 582 million ($150 million) of other operating income in 2014.

B Communications’ consolidated net income for the fourth quarter of 2014 totaled NIS 314 million ($81 million), compared with NIS 179 million reported in the fourth quarter of 2013. For the full year 2014, B Communications’ consolidated net income totaled NIS 1.1 billion ($294 million), compared with NIS 939 million reported in 2013.

B Communications’ Fourth Quarter and Full Year Unconsolidated Financial Results

As of December 31, 2014, B Communications’ held approximately 31% of Bezeq's outstanding shares. Accordingly, B Communications’ interest in Bezeq's net income for the fourth quarter of 2014 totaled NIS 128 million ($33 million), a 17.4% increase compared with NIS 109 million reported in the fourth quarter of 2013. For the full year 2014, B Communications’ interest in Bezeq's net income totaled NIS 651 million ($167 million), a 19.2% increase compared with NIS 546 million reported in 2013.

During the fourth quarter of 2014, B Communications recorded net amortization expenses of NIS 18 million ($5 million) related to its Bezeq purchase price allocation (“Bezeq PPA”). In addition, B Communications incurred a non-cash goodwill impairment of NIS 28 million ($7 million) for the fourth quarter and full year 2014 with respect to an impairment of goodwill in Bezeq’s cellular communications segment resulting from the continued fierce competition in the Israeli cellular telephony market. During the full year 2014, B Communications recorded net amortization expenses of NIS 127 million ($33 million) related to its Bezeq PPA. From April 14, 2010, the date of the acquisition of its interest in Bezeq, until December 31, 2014, B Communications has amortized approximately 66% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment. If, for any reason, B Communications finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to its audited financial reports, as well as to future financial statements.

B Communications’ unconsolidated net financial income for the fourth quarter of 2014 totaled NIS 1 million ($244 thousand) compared to net financial expenses of NIS 39 million in the fourth quarter of 2013. Financial expenses during the fourth quarter of 2014 include NIS 82 million ($21 million) related to the publicly traded Series B Debentures and the Senior Secured Notes. These expenses were offset by financial income of NIS 57 million ($15 million) of non-cash, net income related to the revaluation of the cross-currency swap (“CCS”) hedge transactions related to the Senior Secured Notes and financial income of NIS 28 million ($7 million) generated by short term investments.

B Communications unconsolidated net financial expenses for 2014 totaled NIS 508 million ($130 million) compared with NIS 211 million in 2013. These expenses consisted primarily of NIS 283 million ($73 million) related to the publicly traded Series B Debentures and the Senior Secured Notes, NIS 85 million ($22 million) of non-cash, net expenses related to the revaluation of the CCS hedge transactions associated with the Senior Secured Notes, and NIS 183 million ($47 million) of one-time expenses relating to the early repayment of the loans incurred to acquire the controlling interest in Bezeq and the early redemption of all outstanding Series A Debentures. These expenses were partially offset by financial income of NIS 58 million ($15 million) generated by short term investments

B Communications’ net income attributable to shareholders for the fourth quarter of 2014 was NIS 70 million ($18 million) compared to net income attributable to shareholders of NIS 24 million reported in the fourth quarter of 2013.

For the full year 2014, B Communications’ loss attributable to shareholders totaled NIS 28 million ($7 million) compared to net income attributable to shareholders of NIS 137 million reported in 2013. Excluding the one-time expenses relating to the early repayment of the loans incurred to acquire the controlling interest in Bezeq and the early redemption of all outstanding Series A Debentures totaling NIS 183 million ($47 million), B Communications would have recorded net income attributable to shareholders of NIS 155 million ($40 million). As of December 31, 2014, B Communications retained earnings balance was NIS 16 million ($4 million).

In millions			Convenience			Convenience
			translation into			translation into
	Quarter ended		U.S. dollars	Year ended		U.S. dollars
	December 31,		(Note A)	December 31,		(Note A)
	2013	2014	2014	2013	2014	2014
	NIS	NIS	US$	NIS	NIS	US$
Revenues	-	-	-	-	-	-
Financial (expenses) income, net	(39)	1	-	(211)	(508)	(130)
Other expenses	(7)	(1)	-	(12)	(4)	(1)
Tax expenses	-	(12)	(3)	-	(12)	(3)
PPA amortization, net	(39)	(46)	(12)	(186)	(155)	(40)
Interest in Bezeq's net income	109	128	33	546	651	167
Net income (loss)	24	70	18	137	(28)	(7)

Comments of Management

Commenting on the results, Mr. Doron Turgeman, Chief Executive Officer of B Communications, stated, “2014, was a very good year for our company. In line with our business plan, we continued to make progress in leveraging Bezeq's stable platform and unique strength to achieve our goals. From a credit perspective, we succeeded in significantly improving our debt structure. Our loan-to-value ratio (LTV) decreased from 55% at January 1, 2014 to only 46% as at December 31, 2014, and the effective duration of our debt increased from less than 3 years at the beginning of the year to 4.5 years as of December 31, 2014. The improvement in these two important debt parameters was reflected in both the decrease in the yields of our Senior Secured Notes and our outstanding debentures during 2014 and the notch-up to a rating of Ai1 for our unsecured debt. From the equity perspective our net asset value (NAV) increased to approximately NIS 3 billion and we returned to positive retained earnings at year-end. With full confidence in Bezeq's long term cash generating power we will continue our efforts to strengthen our financial stability and liquidity in order to improve our debt and equity positions.”

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the fourth quarter and full year ended December 31, 2014. For a full discussion of Bezeq’s results for the fourth quarter and full year ended 2014, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q4 2014	Q4 2013	% change	FY 2014	FY 2013	% change
	(NIS millions)			(NIS millions)

Revenues	2,262	2,409	(6.1)%	9,055	9,563	(5.3)%
Operating profit	633	593	6.7%	3,226	2,819	14.4%
EBITDA	954	921	3.6%	4,507	4,130	9.1%
EBITDA margin	42.2%	38.2%		49.8%	43.2%
Net profit attributable to Bezeq’s shareholders	416	352	18.2%	2,111	1,771	19.2%
Basic and Diluted EPS (NIS)	0.15	0.13	15.4%	0.77	0.65	18.5%
Cash flow from operating activities	739	935	(21.0)%	3,796	4,152	(8.6)%
Payments for investments	315	318	(0.9)%	1,275	1,228	3.8%
Free cash flow 1	507	710	(28.6)%	2,751	3,236	(15.0)%
Net debt/EBITDA (end of period) 2	1.60	1.96		1.60	1.96

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in 2014 amounted to NIS 9.06 billion ($2.33 billion) compared with NIS 9.56 billion in 2013, a decrease of 5.3%. The decrease in the Bezeq Group's revenues was primarily related to a decrease in revenues from cellular services due to the challenging competitive environment in the cellular market as well as reduced revenues of Bezeq Fixed Line which were largely influenced by a decrease in fixed call termination rates.

Revenues of the Bezeq Group in the fourth quarter of 2014 amounted to NIS 2.26 billion ($582 million) compared with NIS 2.41 billion in the corresponding quarter of 2013, a decrease of 6.1%.  The reduction in the Bezeq Group's revenues was primarily related to a decrease in revenues from cellular services as mentioned above.

Salary expenses of the Bezeq Group in 2014 amounted to NIS 1.77 billion ($455 million) compared with NIS 1.87 billion in 2013, a decrease of 5.6%. The decrease in the Bezeq Group's salary expenses was primarily due to streamlining at Bezeq Fixed Line and Pelephone as well as a reduction in share-based payments.

Salary expenses of the Bezeq Group in the fourth quarter of 2014 amounted to NIS 440 million ($113 million), in line with the corresponding quarter of 2013.

Operating expenses of the Bezeq Group in 2014 amounted to NIS 3.37 billion ($866 million) compared with NIS 3.58 billion in 2013, a decrease of 5.9%.

For the fourth quarter of 2014, operating expenses of the Bezeq Group amounted to NIS 853 million ($219 million) compared with NIS 966 million in the corresponding quarter of 2013, a decrease of 11.7%. The decrease in the Bezeq Group's operating expenses was due to a reduction in most of the expense items of Bezeq Fixed Line and Pelephone.

Other operating income of the Bezeq Group in 2014 amounted to NIS 586 million ($151 million) compared with NIS 15 million in 2013. The increase in the Bezeq Group's other operating income was due to the one-time gain of NIS 582 million ($150 million) from the sale of Coral Tel Ltd., the operator of the "Yad2" web site.

Other operating expenses of the Bezeq Group in the fourth quarter of 2014 amounted to NIS 15 million ($4 million) compared with NIS 81 million in the corresponding quarter of 2013, a decrease of 81.5%. The decrease in the Bezeq Group's other operating expenses was primarily due to a reduction in the provision for the collective labor agreement at Pelephone.

Operating profit of the Bezeq Group in 2014 amounted to NIS 3.23 billion ($830 million) compared with NIS 2.82 billion in 2013, an increase of 14.4%. Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in 2014 amounted to NIS 4.51 billion ($1.16 billion) (EBITDA margin of 49.8%) compared with NIS 4.13 billion (EBITDA margin of 43.2%) in 2013, an increase of 9.1%.  Net profit attributable to Bezeq shareholders in 2014 amounted to NIS 2.11 billion ($543 million) compared with NIS 1.77 billion in 2013, an increase of 19.2%. The increase in the Bezeq Group's profitability metrics was primarily due to the one-time gain from the sale of Coral Tel Ltd. mentioned above.

Operating profit of the Bezeq Group in the fourth quarter of 2014 amounted to NIS 633 million ($163 million) compared with NIS 593 million in the corresponding quarter of 2013, an increase of 6.7%. EBITDA of the Bezeq Group in the fourth quarter of 2014 amounted to NIS 954 million ($245 million) (EBITDA margin of 42.2%) compared with NIS 921 million (EBITDA margin of 38.2%) in the corresponding quarter of 2013, an increase of 3.6%. Net profit attributable to Bezeq shareholders in the fourth quarter of 2014 amounted to NIS 416 million ($107 million) compared with NIS 352 million in the corresponding quarter of 2013, an increase of 18.2%. The increase in the Bezeq Group's profitability metrics was primarily due to a decrease in operating expenses as well as in other operating expenses as mentioned above.

Cash flow from operating activities of the Bezeq Group in 2014 amounted to NIS 3.80 billion ($976 million) compared with NIS 4.15 billion in 2013, a decrease of 8.6%. Cash flow from operating activities of the Bezeq Group in the fourth quarter of 2014 amounted to NIS 739 million ($190 million) compared with NIS 935 million in the corresponding quarter of 2013, a decrease of 21.0%. The decrease in the Bezeq Group's cash flow from operating activities was primarily due to lower profitability as well as a moderation in the rate of changes in working capital at Pelephone.

Payments for investments (Capex) of the Bezeq Group in 2014 amounted to NIS 1.28 billion ($328 million) compared with NIS 1.23 billion in 2013, an increase of 3.8%. The Bezeq Group's high level of investments is due to the continued nationwide rollout of Bezeq Fixed Line's fiber optic network together with investments in advanced technologies for the enhancement of the NGN (Next Generation Network).

Payments for investments of the Bezeq Group in the fourth quarter of 2014 amounted to NIS 315 million ($81 million), in line with the corresponding quarter of 2013.

Free cash flow of the Bezeq Group in 2014 amounted to NIS 2.75 billion ($707 million) compared with NIS 3.24 billion in 2013, a decrease of 15.0%. Free cash flow of the Bezeq Group in the fourth quarter of 2014 amounted to NIS 507 million ($130 million) compared with NIS 710 million in the corresponding quarter of 2013, a decrease of 28.6%.

Net financial debt of the Bezeq Group amounted to NIS 7.20 billion ($1.85 billion) at December 31, 2014 compared with NIS 8.09 billion as of December 31, 2013. At December 31, 2014, the Bezeq Group's net financial debt to EBITDA was 1.60, compared with 1.96 on December 31, 2013.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of December 31, 2014 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of December 31, 2014 (NIS 3.889 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About B Communications Ltd.
B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following Internet sites:

www.bcommunications.co.il
www.ir.bezeq.co.il
www.eurocom.co.il
www.igld.com

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Hadas Friedman- Investor Relations
Hadas@km-ir.co.il / Tel: +972-3-516-7620

B Communications Ltd.

Consolidated Statements of Financial Position as at December 31,

(In millions)

			Convenience
			translation into
			U.S. dollars
			(Note A)
	2013	2014	2014
	NIS	NIS	US$
Assets
Cash and cash equivalents	739	713	183
Restricted cash	-	65	17
Investments, including derivative financial
instruments	1,667	3,102	798
Trade receivables, net	2,651	2,227	573
Other receivables	349	243	62
Inventory	117	96	25
Assets classified as held-for-sale	217	95	24

Total current assets	5,740	6,541	1,682

Investments, including derivative financial
instruments	81	271	70
Long-term trade and other receivables	652	566	145
Property, plant and equipment	6,541	6,574	1,690
Intangible assets	6,613	5,884	1,513
Deferred and other expenses	381	364	94
Investment in equity-accounted investee
(mainly loans)	1,015	1,057	272
Deferred tax assets	60	-	-

Total non-current assets	15,343	14,716	3,784

Total assets	21,083	21,257	5,466

B Communications Ltd.

Consolidated Statements of Financial Position as at December 31, (cont’d)

 (In millions)

			Convenience
			translation into
			U.S. dollars
			(Note A)
	2013	2014	2014
	NIS	NIS	US$
Liabilities
Short-term bank credit, current maturities
of bank loans and debentures	1,451	1,501	386
Trade payables	721	664	171
Other payables, including derivative
financial instruments	736	741	190
Current tax liabilities	659	671	173
Provisions	125	62	16
Employee benefits	257	259	67
Total current liabilities	3,949	3,898	1,003

Bank loans and debentures	11,250	12,357	3,177
Loans from institutions and others	548	-	-
Employee benefits	234	233	60
Other liabilities	90	256	66
Provisions	68	69	18
Deferred tax liabilities	1,032	845	217
Total non-current liabilities	13,222	13,760	3,538

Total liabilities	17,171	17,658	4,541

Equity
Total equity attributable to equity holders
of the Company	995	953	245
Non-controlling interests	2,917	2,646	680

Total equity	3,912	3,599	925

Total liabilities and equity	21,083	21,257	5,466

B Communications Ltd.

Consolidated Statements of Income for the Year Ended December 31,

(In millions, except per share data)

			Convenience
			translation
			into
			U.S. dollars
			(Note A)
	2013	2014	2014
	NIS	NIS	US$
Revenues	9,563	9,055	2,328

Cost and expenses
Depreciation and amortization	2,014	1,854	477
Salaries	1,873	1,768	455
General and operating expenses	3,584	3,370	866
Other operating expenses (income), net	57	(536)	(138)

	7,528	6,456	1,660

Operating income	2,035	2,599	668

Financing expenses, net	320	611	157

Income after financing expenses, net	1,715	1,988	511

Share of losses in equity-accounted investee	252	170	44

Income before income tax	1,463	1,818	467

Income tax	524	676	173

Net income for the period	939	1,142	294

Income (loss) attributable to:
Owners of the company	137	(28)	(7)
Non-controlling interests	802	1,170	301

Net income for the period	939	1,142	294

Earnings per share
Basic income (loss) per share	4.56	(0.96)	(0.25)
Diluted income (loss) per share	4.50	(1.07)	(0.28)

B Communications Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

(In millions)

	Quarter ended December 31,			Year ended December 31,
			Convenience			Convenience
			translation			translation
			into			into
			U.S. dollars			U.S. dollars
			(Note A)			(Note A)
	2013	2014	2014	2013	2014	2014
	NIS	NIS	US$	NIS	NIS	US$

Operating income	593	633	163	2,819	3,226	830
Depreciation and amortization	328	321	82	1,311	1,281	329

EBITDA	921	954	245	4,130	4,507	1,159

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow

(In millions)

	Quarter ended December 31,			Year ended December 31,
			Convenience			Convenience
			translation			translation
			into			into
			U.S. dollars			U.S. dollars
			(Note A)			(Note A)
	2013	2014	2014	2013	2014	2014
	NIS	NIS	US$	NIS	NIS	US$

Cash flow from operating activities	935	739	190	4,152	3,796	976
Purchase of property, plant and equipment	(275)	(261)	(67)	(1,042)	(1,081)	(278)
Investment in intangible assets and deferred expenses	(43)	(54)	(14)	(186)	(194)	(50)
Proceeds from the sale of property, plant and equipment	93	83	21	312	230	59

Free cash flow	710	507	130	3,236	2,751	707